UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                             (AMENDMENT NO. 1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                Gencorp Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)
                                 368682100
                               -------------
                               (CUSIP Number)

                       Sandell Asset Management Corp.
                            40 West 57th Street
                                 26th Floor
                             New York, NY 10019
                Attention : Michael Fischer, General Counsel
                                212-603-5700
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              October 14, 2005
                        ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                SCHEDULE 13D

--------------------------------------- ---------- -----------------------------
CUSIP No   302051206
--------------------------------------- ---------- -----------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

               Castlerigg Master Investments Ltd.

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) |X|
                                                                      (B) |_|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS


              WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


                       British Virgin Islands
------------- ----------- ------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 3,683,700
   OWNED
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- ------------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 3,683,700
    WITH
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON



              CO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

               Sandell Asset Management Corp.

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) |X|
                                                                      (B) |_|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS


              AF
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


                       Cayman Islands
------------- ----------- ------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 3,683,700
   OWNED
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- ------------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 3,683,700
    WITH
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON


              CO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

               Castlerigg International Limited

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) |X|
                                                                      (B) |_|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS


              AF
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


                       British Virgin Islands
------------- ----------- ------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 3,683,700
   OWNED
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- ------------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 3,683,700
    WITH
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON


              CO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

               Castlerigg International Holdings Limited

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) |X|
                                                                      (B) |_|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS


              AF
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


                       British Virgin Islands
------------- ----------- ------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 3,683,700
   OWNED
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- ------------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 3,683,700
    WITH
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON



              CO
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

               Thomas E. Sandell

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) |X|
                                                                      (B) |_|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS


              AF
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


                       Sweden
------------- ----------- ------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 3,683,700
   OWNED
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- ------------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 3,683,700
    WITH
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.7%

------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON


              IN
------------- ------------------------------------------------------------------

This is Amendment No. 1 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands Company, Sandell Asset Management Corp., a Cayman Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company, Castlerigg
International Holdings Limited, a British Virgin Islands Company, and Thomas E. Sandell, a citizen of Sweden (together, the "Reporting Persons"), on March 16, 2005. The following items in the Schedule 13D are hereby amended to include the following information:


ITEM 2.   IDENTITY AND BACKGROUND

(f). CITIZENSHIP

Castlerigg Master Investments, Castlerigg International, and Castlerigg Holdings are British Virgin Islands companies.

SAMC is a Cayman Islands company.

Sandell is a citizen of Sweden

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Castlerigg Master Investments acquired 3,583,700 shares of the common stock of Gencorp (the "Shares") and $2,000,000 of Gencorp's 2 1/4% Convertible Subordinated Notes due 2024 (incorrectly referred to in the Schedule 13D filed on March 16, 2005 as the 5 3/4% Convertible Subordinated Notes due
2007) convertible into an additional 100,000 shares of the common stock of Gencorp (the "Notes," and together with the Shares, the "Securities"). The funds used to purchase the Securities were obtained from (and, if additional shares of Gencorp's common stock or convertible notes are purchased in the future, it is expected that such funds will also be obtained from) a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of Business.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares is for investment purposes, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of Gencorp.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may (i) acquire additional Shares or Notes, (ii) dispose of any or all of its Securities, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Securities, depending upon an ongoing evaluation of the investment in the Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

On October 14, 2005, SAMC sent the letter annexed hereto to the Board of Directors of Gencorp to request that Gencorp immediately engage an investment bank to explore a full range of structural alternatives to unlock the value of Gencorp's real estate holdings located in the Sacramento area, including an outright sale, a spin-off, a public listing or any other creative structures that would enable the equity market to recognize the intrinsic value of the assets. The letter states that failure to act by Gencorp would make it incumbent upon shareholders to initiate changes, starting with the Board.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     (a). The Reporting Persons as a group beneficially own 3,683,700 shares of Gencorp common stock. Such beneficial ownership is comprised of the ownership of 3,583,700 shares of Gencorp common stock and notes convertible into an additional 100,000 shares of Gencorp common stock. This comprises approximately 6.7% of the outstanding common stock of Gencorp. At current market prices, it would be uneconomical for any person to convert any of the Convertible Notes and substantially all of the Convertible Notes and not just those held by the Reporting Persons would be converted if it became economical to do so. Accordingly, the Reporting Persons believe that a more realistic percentage of their aggregate economic interest, which does not take into account the conversion of the Convertible Notes, would be 6.5%.

     (b). Unchanged.

     (c). A list of the transactions in Gencorp common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I. All of such transactions were purchases of common stock.

     (d). N/A

     (e). N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None, except for the arrangements described in Item 5 above , Appendix II (to the 13D filed on March 16, 2005 and as set forth herein). In order to execute certain hedging transactions, funds under the management of SAMC have entered into stock loan transactions with Prime Dealer Services pursuant to which such funds have borrowed shares of the common stock of Gencorp. As of the date hereof, the Reporting Persons have outstanding borrowings of 80,000 Shares pursuant to such arrangements and has sold all of such Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in GenCorp common stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.*

Appendix III: Powers of Attorney.*

Appendix IV: Instruction C Person Information.*

-------------------
*Previously filed with the Schedule 13D filed March 16, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 14, 2005       CASTLERIGG MASTER INVESTMENTS LTD.

                                      By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Richard A. Gashler
                                             -----------------------------
                                             Richard A. Gashler
                                             Title: Associate General Counsel &
                                                    Chief Compliance Officer


                                    SANDELL ASSET MANAGEMENT CORP.

                                          By:  /s/  Richard A. Gashler
                                             -----------------------------
                                             Richard A. Gashler
                                             Title: Associate General Counsel &
                                                    Chief Compliance Officer


                                    CASTLERIGG INTERNATIONAL LIMITED

                                          By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/  Richard A. Gashler
                                             -----------------------------
                                             Richard A. Gashler
                                             Title: Associate General Counsel &
                                                    Chief Compliance Officer


                                    CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                          By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/  Richard A. Gashler
                                             -----------------------------
                                             Richard A. Gashler
                                             Title: Associate General Counsel &
                                                    Chief Compliance Officer

                                          /s/  Richard A. Gashler
                                          --------------------------------
                                           Richard A. Gashler


                                 APPENDIX I
              TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
--------------------- ------------------ ------------------- ------------------ -------------------
Date of transaction   Person effecting   Amount of           Price per share    Where and how the
                      transaction        securities          or unit            transaction was
                                         involved                               effected
--------------------- ------------------ ------------------- ------------------ -------------------
      08/23/05                                        2,000          $19.25000  Regular market
                            SAMC                                                transaction
--------------------- ------------------ ------------------- ------------------ -------------------
      09/15/05              SAMC                     80,000          $19.40000  Regular market
                                                                                transaction
--------------------- ------------------ ------------------- ------------------ -------------------